UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C/U: Progress Update

☑ Form C/A: Amendment to Offering Statement: <u>A new type of perk, Event-Based Perk, has been added to provide an extra 10% Bonus Shares during the Ramadan period.</u>

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Musaffa, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    April 25, 2022

Physical Address of Issuer:

One World Trade Center, 285 Fulton St, New York, NY 10007

Website of Issuer:

https://musaffa.com/

Is there a Co-issuer? _X__ yes __ no.

Name of the Co-issuer:

Musaffa CFV LLC

Legal Status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

Wyoming

Date of Organization:

November 13, 2023

Physical Address of Co-Issuer:

One World Trade Center, 285 Fulton St, New York, NY 10007

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

Dealmaker

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of seven and a half percent (7.5%) of the amount raised in the offering to the Intermediary. This fee is inclusive of all processing fees, transaction fees, electronic signature fees and anti-money laundering (AML) search fees. Intermediary also receives $2,000/month while the offering is open.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of Security Offered:

Class B Common Stock

Target Number of Securities to be Offered:

4,902 Shares if all investors pay the Investor Processing Fee. Up to 5,000 Shares if no investors pay the Investor Processing Fee.

Maximum Number of Securities to be Offered:

1,974,981 Shares if all investors pay the Investor Processing Fee. Up to 2,006,456 if no investors pay the Investor Processing Fee.

Price (or Method for Determining Price):

$2.00

Target Offering Amount:

$10,000.00

Maximum Offering Amount

$4,012,910.00

Oversubscriptions Accepted:

☑ Yes

☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Intermediary's discretion

Deadline to reach the Target Offering Amount:

May 11, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current Employee Count:

- Full-time employees: 24
- Part-time employees: 5

Current Contractor Count:

- Full-time contractors: 37
- Part-time contractors: 4

	Most recent fiscal year-end (2023)	**Prior fiscal year-end (2022) ***
Total Assets	$1,170,093	$237,779
Cash & Cash Equivalents	$870,555	$83,095
Accounts Receivable	$1,332	$2,109
Short-term Debt	$333,151	$35,693
Long-term Debt	$0	$35,225
Revenues/Sales	$24,000	$21,395
Cost of Goods Sold	$142,853	$88,337

Taxes Paid	$0	$0
Net Income	-$889,307	-$291,932

* Musaffa LLC was formed on December 14, 2020, under the name Amanatrade LLC, before filing an amendment on November 9, 2021, changing the name to Musaffa LLC. On June 22, 2022, the Company acquired Musaffa LLC. Musaffa Financial Solutions LLC is based in Uzbekistan and was formed for business operations in the country on November 19, 2021. The Company acquired Musaffa Financial Solutions LLC on January 6, 2023. Although the Company was formed subsequent to the formation of the Musaffa LLC and Musaffa Financial Solutions LLC, for purposes of these financial statements, all prior activities of the subsidiaries have been combined with that of Musaffa Inc. for the periods presented, as the anticipated use of the financials is for investor-purposes of understanding the brand's operations as entities who conducted the core business (predecessor) prior to formation of Musaffa Inc. In December 2023 the Company began the process of forming a subsidiary, Musaffa Financing Broker Co., in Dubai, UAE for purposes of business operations in the country. Currently, Musaffa Financing Broker Co. is affiliated to Musaffa Inc., through full ownership by co-founder, Dilshod Jumaniyazov. This is an interim solution while we are working to transfer full ownership to Musaffa, Inc.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**MUSAFFA, INC.**

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE

ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than Dealmaker crowdfunding portal (the "**Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $10,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $4,012,910.00 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**), including the anticipated investor processing fee (see below). The minimum individual subscription amount is $1,020.00 consisting of a 500 share purchase at $2.00, including an investor processing fee of 2% (See "**Investor Processing Fee**" below) (**"Minimum Individual Subscription Amount"**). The maximum individual subscription amount is $1,000,000 (for accredited investors) consisting of a 500,000 share purchase at $2.00 (i.e. an investment of this size would not incur an Investor Processing Fee because the investment amount exceeds $9,999.99) ("**Maximum Individual Subscription Amount**"). The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by May 11, 2025 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

Investment commitments may be accepted or rejected, in whole or in part, by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Investors must complete the purchase process through our intermediary, DealMaker Securities LLC (the **"Intermediary"**). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the **"Escrow Agent"**) until the Target Offering Amount has been met or exceeded and one or more closings occur.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Cancellations and Early Closing

Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.</u>

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened,

(ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline. Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Intermediate (Rolling) Closings

If the Issuer conducts an initial closing (the **"Initial Closing"**), the Issuer will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may conduct another close (a **"Subsequent Closing"**) before the Offering Deadline. All Subsequent Closings are rolling closings. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Issuer, and issuance of securities to the investors. During this time, the Issuer may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

Investor Processing Fee

Investors participating in the Offering shall be subject to investor processing fees (the **"Investor Processing Fee"**) as follows:

1. For investments between $1,000 and $9,999.99, an Investor Processing Fee of two percent (2%) shall apply.
2. For any single investment totaling $10,000 or more made in one payment, no Investor Processing Fee shall be charged for the whole amount. For the avoidance of doubt, multiple separate investments may not be aggregated or combined to meet the $10,000 threshold to qualify for the Investor Processing Fee waiver.

Each investment will be considered distinct and separate from any previous investment when determining the Investor Processing Fee.

The Company reserves the right to adjust these fees at its sole discretion. The Intermediary will receive a cash commission on this fee.

Perks

The Company is offering Investors (a) four types of bonus shares consisting of (i) Investment Amount Based Bonus Shares, (ii) Time-Based Bonus Shares, (iii) Event-Based Bonus Shares, and (iv) Loyalty-Based Bonus Shares (collectively, **"Bonus Shares"**) at no additional consideration but subject to certain conditions, and (b) discounts on annual subscriptions for Premium and Premium Plus plans to Musaffa's platform (**"Subscription Discounts"**) (collectively, the **"Perks"**). All investment amounts set forth below do not include the Investor Processing Fee charged by the Intermediary. To receive any Perks, the entire investment amount that qualifies for the Perks must be made under a single Subscription Agreement. Multiple subscriptions during the term of this Offering do not stack up. Each subscription will be evaluated separately for purposes of determining eligibility for and receipt of Perks. The Perks associated with each subscription will be determined based on the individual Investment amount and will not be combined with other subscriptions for calculation purposes. Unless otherwise specified herein, Investors shall receive the Perks after the Offering Deadline, or at such time when the Securities are issued, or when this Offering is ended, unless the Offering is cancelled in accordance with the terms herein (**"Perks Assignment Date"**). The Company reserves the right to modify, suspend or discontinue any and all of the Perks, provided that any such modification shall not affect Perks already earned or assigned.

1. **Investment Amount Based Perks**

Throughout the term of this Offering, the Investor shall be entitled to receive Bonus Shares and Subscription Discounts based on the Investment Amount as shown in the Table below:

Investment Tier Names	Investment Amount*	Bonus Shares (%)	Subscription Discount on Premium**	Subscription Discount on Premium Plus**
Supporter	$1,000 - $2,499	0%	15% discount for 1 year from Perks Assignment Date	30% discount for 1 year from Perks Assignment Date
Contributor	$2,500 - $4,999	1%	20% discount for up to 2 years from Perks Assignment Date	40% discount for up to 2 years from Perks Assignment Date
Advocate	$5,000 - $9,999	2%	25% discount for up to 3 years from Perks Assignment Date	50% discount for up to 3 years from Perks Assignment Date
Champion	$10,000 - $24,999	3%	30% discount for up to 4 years from Perks Assignment Date	60% discount for up to 4 years from Perks Assignment Date
Visionary	$25,000 - $49,999	4%	35% discount for up to 5 years from Perks Assignment Date	70% discount for up to 5 years from Perks Assignment Date
Partner	$50,000+	5%	40% discount for up to 6 years from Perks Assignment Date	80% discount for up to 6 years from Perks Assignment Date

*"Investment Amount" means the cash amount invested by the Investor, excluding any Investor Processing Fees, which will be taken as the basis for the calculation of all Bonus Shares and Subscription Discounts.

**"New Premium Users" means individuals who wish to subscribe to an annual subscription plan at the time of investment. New Premium Users receive Subscription Discounts based on their Investment Amount, applicable to their chosen annual subscription plan as of the Perks Assignment Date. "Existing Premium Users" are the users who have purchased an annual subscription plan anytime before investment date. Existing Premium Users can apply the Subscription Discount to their respective annual subscription plan for their upcoming annual subscription.

2. **Time-Based Perks:**

Investors who participate in the Offering will receive Time-Based Bonus Shares based on their investment timing. The Time-Based Bonus Share period begins on the day this Offering is launched (the "Launch Date") at 12:00 am Eastern Daylight Time ("EDT") and continues for 100 calendar days, ending at 11:59 pm EDT on the 100th day (03:59 am Coordinated Universal Time ("UTC") on the following day). Each calendar day will end at 11:59 pm EDT. The applicable bonus rate will be determined by the date of the Subscription Agreement signature, provided that the Investor transfers and the Issuer receives the investment funds within 10 calendar days of such signature date. If the investment funds are not received by the Issuer within such a 10-calendar day period, the applicable bonus rate shall be determined based on the date and time the Issuer actually receives the investment funds. The offered bonus rate starts at 10% at 12:00 am EDT on the Launch Date and decreases by 0.1% per each calendar day thereafter, reaching 0.1% on the final day of the Offering.

3. **Event-Based Perks:**

The Company offers Event-Based Bonus Shares at a rate of 10% to eligible investors during the month of Ramadan, which commences at 12:00 am EDT, March 1, 2025, and concludes at 11:59 pm EDT March 30, 2025 (the "Ramadan-Perks Period"). These Bonus Shares will be assigned to the first 300 investors on a first-come first-served basis. To receive these Bonus Shares, the Investor must sign the Subscription Agreement during the Ramadan-Perks Period and transfer the investment funds to the Company within 10 calendar days of such signature date.

The Company reserves the right at its sole discretion to modify the terms of the Event-Based Bonus Shares, including increasing the number of investors eligible for such bonus shares throughout the Ramadan-Perks Period without filing amendments to this Offering Statement and Form C.

4. **Loyalty-Based Perks:**

Throughout the term of this Offering, Investors who qualify as either (i) an Existing Investor or (ii) an Existing Premium User shall be entitled to receive the following Loyalty-Based Bonus Shares:

Loyalty Type	Bonus Shares (%)
Existing Investor in the Company	3.00%
Existing Premium User	1.00%

Rules for stacking (combining) different types of Bonus Shares:

All applicable Bonus Shares categories shall be combined and calculated together for investments made under a single Subscription Agreement. Investments under multiple Subscription Agreements do not stack up. The percentages for each applicable Bonus Share type are added together, and the total percentage is then applied against the Investment Amount to determine the total Bonus Shares awarded. In the event that any fractional shares result from the combination of total shares, such fractional shares shall be rounded up to the nearest whole share. The following examples illustrate how Bonus Shares are stacked:

Example 1: New Investor (and not Existing Premium User) investing $15,000 on the Launch Date

- Investment Amount-Based Perks: A $15,000 investment qualifies for a 3% Investment Amount Based Bonus Shares.

- Time-Based Perks: An investment made before 11:59 PM EST on the Launch Date, qualifies for 10% Time-Based Bonus Shares.

- Loyalty-Based Perks: This Investor is new and not an Existing Premium User. As such this Investor does not qualify for any Loyalty-Based Bonus Shares.

Total Bonus Shares: 3% + 10% = 13%

Bonus Shares Awarded: ($15,000 ÷ Price Per Share) * 0.13 = 975 number of Bonus Shares (rounded up to the nearest whole share)

Example 2: Existing Investor who is also an Existing Premium User investing $5,000 on the Day 11 of the Offering

- Investment Amount Based Perks: A $5,000 investment qualifies for a 2% Investment Amount Based Bonus Shares.

- Time-Based Perks: An investment made before 11:59 PM EST on the Day 11 of the Offering qualifies for a 9% Time-Based Bonus Shares.

- Loyalty-Based Perks: This investor qualifies for both the Existing Investor Bonus Shares 3% and the Existing Premium User Bonus Shares 1%.

Total Bonus Shares: 2% + 9% + 3% + 1% = 15%

Bonus Shares Awarded: ($5,000 ÷ Price Per Share) * 0.15 = 375 number of Bonus Shares (rounded up to the nearest whole share)

Definitions

"**Investment Amount Based Bonus Shares**" means additional shares awarded to Investors based on their Investment Amount as set forth in the table above.

"**Time-Based Bonus Shares**" means additional shares awarded to Investors based on the timing of their investment during the Offering period, starting at 10% on day 1 and decreasing by 0.1% daily.

"**Loyalty-Based Bonus Shares**" means additional shares awarded to Existing Investors and Existing Premium Users as set forth in the loyalty-based Perks table above.

"**New Investor**" means an individual or entity that has not closed an investment in the Issuer before the date of investment under this Offering.

"**Existing Investor**" means an individual or entity that has closed on at least one investment in the Issuer prior to the start of this Offering.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://invest.musaffa.com (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering.

Investment commitments are not binding on the Company until they are accepted by the Company. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The DealMaker Transfer Agent, LLC will act as the transfer agent and registrar for the Securities.

Investment in the Co-Issuer

Investors will make their investments by investing in interests issued by Musaffa CFV LLC, a Wyoming limited liability company, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the DealMaker platform. All references in this Form C/A to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed as of November 13, 2023, the filing of Form C/A. The SPV has conducted audits of its financials and prepared the audit report for the year 2023. The SPV is managed by Dilshod Jumaniyazov, appointed manager of SPV ("Manager") and is a co-issuer with the Company of the securities being offered in this offering (the "Co-Issuer"). The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the person duly authorized by a Member or Manager pursuant to Operating Agreement of SPV, if the proxy is in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Operating Agreement of Musaffa CFV LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

Dividends and/or Distributions

The Securities will entitle Investors to distributions and dividends pursuant to the Articles of Incorporation and the Bylaws of the Company, as applicable, if and when such distributions or dividends are paid in the discretion of the Company. The Company cannot guarantee that Investors will receive distributions or dividends in respect of the investment.

Dissolution

If there is a **Dissolution Event** (as defined below), subject to the preferences applicable to any other series of stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

Voting and Control

The Securities have no voting rights unless otherwise provided for by the Company.

The Company does not have any voting agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments into stock.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place the securities into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Dealmaker Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the closing of the Offering, because the amount of capital stock to be issued is based on the occurrence of future events including the consummation of the Offering.

Certain Definitions

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of seven and a half percent (7.5%) of the amount raised in the Offering to the Intermediary.

Fees

At the conclusion of the Offering, the Intermediary and its affiliates will have also received a $2,000/month account management and software fee during the Offering.

TRANSACTION PROCESSING

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C/A, and the Offering closing at its target date.

Oversubscriptions

The Target Offering Amount is $10,000.00, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,012,910.00, will be accepted. Oversubscriptions will be allocated at the discretion of the Intermediary.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate significant sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue the Securities to investors upon the completion of the Offering.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company has significant competition from similar platforms, products, and services.

The Company provides a professional social networking platform, and as such, faces competition from other social media platforms and professional networking service providers. Further, social networks are a network good, and therefore attracting new users depends on the platform's existing user base. There can be no guarantee that the platform will acquire enough users to attract sufficient additional users to successfully establish the platform and compete with the Company's competitors.

The markets in which our services are sold are highly competitive. Our services compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded platforms and services. Product quality, performance, value and packaging are also important differentiating factors.

Litigation

We make a significant effort to keep the company protected from various litigation and claims. As a company operating in a complex environment, we acknowledge that the Company is not immune to the risk of litigation, particularly in the course of its dealings with service providers and employees. However, to mitigate these risks, we have implemented robust contractual arrangements, working on building a comprehensive compliance program, and other dispute resolution processes. We are also investing in preventative measures such as training for our staff, establishing clear communication channels for addressing grievances, and fostering a culture of respect and transparency. Recently, we strengthened our commitment to legal risk management by hiring an in-house lawyer. This addition to our team is aimed at ensuring that our transactions and relationships are structured and managed in a manner that not only meets legal requirements, but also minimizes the potential for disputes. Nevertheless, while we are committed to minimizing the likelihood and potential impact of litigation, it is impossible to entirely negate this risk.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C/A, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit I. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this

Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Dealmaker Investment Services.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may Investors be entitled to payments and even then, such payments will be limited to the amount of cash available to the Company.

Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or a liquidity event such as a sale of the Company or an initial public offering. If no liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur while the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Dealmaker Investment Services. The Securities have no voting rights or ability to direct the Company or its actions.

Any Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Company has set the price of its Class B Non-voting Common Stock at $2.00 per share, plus a 2% Investor Processing Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings, this includes the issuance of shares to our employees of our parent company. You should not invest if you disagree with this valuation.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE BUSINESS

Executive Summary

Musaffa is a pioneering Shariah-compliant financial technology (fintech) company committed to promoting financial inclusion by delivering innovative, faith-aligned investment solutions, financial education, and comprehensive investment research. Musaffa is breaking barriers in the global financial market, enabling Muslim investors and ethically conscious non-Muslim individuals to make informed, ethical financial decisions aligned with Islamic principles.

Ranked as the #2 Islamic fintech company in the United States and #10 globally by Salaam Gateway in their "Top 30 Digital Islamic Economy Startups 2024" report, Musaffa has quickly established itself as a leader in the Shariah-compliant financial technology sector. This recognition highlights Musaffa's growing impact in promoting ethical financial solutions in an underserved market. You can access the full report at salaamgateway.com/ranking/top-30-digital-islamic-economy-startups-2024.

Currently serving users in 195 countries through its web platform and mobile apps, Musaffa offers a broad range of services worldwide.

Looking forward, Musaffa plans to integrate AI-powered tools to enhance its stock and ETF screening, company analysis, portfolio insights, and personalized financial education. These innovations will improve efficiency, increase accuracy, and empower Muslim investors with the tools they need to make informed, faith-aligned decisions.

Musaffa's focus is on providing a seamless and secure user experience, targeting near-prime, digitally savvy individuals in key markets. By offering easy access to Shariah-compliant investment options, Musaffa is bridging the gap between conventional finance and faith-based investing. As part of its growth strategy, Musaffa will soon launch AI-powered trading platforms that will include intelligent stock screening, portfolio optimization, and risk management tools to ensure that users can continue making informed, Shariah-compliant investment decisions.

The funds raised from this offering will primarily be allocated to:

- Operational costs
- Research and development
- Compliance measures
- Marketing initiatives
- Key hires

These investments will allow Musaffa to scale its platform, expand its offerings, and continue its mission to provide accessible, faith-aligned financial solutions to Muslim and value-driven investors.

Company Description

Incorporated in Delaware, United States, Musaffa is a Shariah-compliant fintech company dedicated to empowering underserved Muslim communities worldwide. Many Muslim communities face limited access to ethical financial products and services, particularly in regions where traditional financial institutions dominate. At the same time, Musaffa recognizes the growing demand among non-Muslim investors who are seeking to avoid industries that conflict with their ethical values, such as gambling, alcohol, and interest-based lending.

Musaffa is addressing this gap by offering an easy-to-use platform for Shariah-compliant investing, combining financial education, ethical stock and ETF screening, and comprehensive investment research. The platform aims to become the global leader in Shariah-compliant investing, providing tools that allow investors to confidently navigate the capital markets while adhering to their religious or ethical principles.

Looking forward, Musaffa is committed to further enhancing its platform and better serving users globally through continuous technological innovation.

Our Mission and Vision

Mission: To empower Muslim investors globally by providing proprietary Shariah compliance data, essential financial knowledge, innovative products, and cutting-edge technology, enabling them to make informed decisions and succeed in halal financial markets.

Vision: To establish Musaffa as the global leader in Shariah-compliant investment solutions and the go-to financial ecosystem, offering investors peace of mind knowing that all their investments are always halal.

Strategic Partnerships and Infrastructure

Musaffa has established strong partnerships with key fintech and financial data providers to ensure its platform's reliability, scalability, and future-proof infrastructure.

1. **Key Collaborations**
   - Finnhub and TradingView: To provide accurate, real-time financial data for Shariah-compliant stock and ETF screening.
   - SnapTrade and Plaid: Enable users to integrate their portfolios from over 1,500 brokerages globally, providing seamless tracking for Shariah compliance.
   - Baraka Financial Limited (UAE) and InvestSky (UAE): Expand Musaffa's reach in the Middle East and North Africa, ensuring the platform's scalability and effectiveness in these key regions.
2. **Shariah Compliance Oversight**
   - Amanah Advisors, Musaffa's dedicated Shariah board, continuously monitors the platform's operations to ensure strict adherence to Shariah principles, providing reassurance to users that all financial solutions remain fully compliant with Islamic standards.

Musaffa Academy: Financial Education Initiative

Musaffa Academy provides specialized educational resources focused on various topics in Islamic finance and investment strategies, helping users develop expertise in Shariah-compliant investing Musaffa believes that financial education is key to driving adoption of Shariah-compliant investing and contributing to the growth of the Islamic fintech sector.

Musaffa's Achievements

Since its inception, Musaffa has achieved several notable milestones:

- 1,000,000+ mobile app downloads with an average rating of 4.7 stars
- 492,000+ active registered users across 195 countries
- 225,000+ social media followers, reflecting a strong and engaged community
- 3,200+ users with linked portfolios, managing a combined total of $87M+ in assets
- 2+ B2B partnerships to expand platform offerings and enhance services

With its continued growth and impressive milestones, Musaffa is well-positioned for long-term success in the rapidly expanding global Shariah-compliant fintech space.

Market Landscape and Expansion Strategy

Market Landscape

The global Muslim population represents one of the fastest-growing demographics, with increasing demand for Shariah-compliant financial solutions. As a leader in the Islamic fintech sector, Musaffa is uniquely positioned to address this demand by offering faith-aligned investment products and educational resources tailored for Muslim investors worldwide.

Key Market Insights

- **Demographic Growth** (Source: Pew Research Center):
  - Pew Research Center reports that the Muslim population is expected to grow more than twice as fast as the global population between 2015 and 2060.
  - By 2060, Muslims are projected to become the world's largest religious group, surpassing Christians.

- While the global population is anticipated to grow by 32% during this period, the Muslim population is projected to increase by 70%, reaching nearly 3 billion.
- **Islamic Finance Expansion** (Source: Standard Chartered, 2023):
  - According to Standard Chartered, the global Islamic finance industry managed assets totaling $2.2 trillion in 2022.
  - This market is forecasted to grow significantly, reaching $4.94 trillion by 2025, with much of this expansion driven by the rising popularity of Islamic exchange-traded funds (ETFs).
- **Islamic Fintech Opportunity** (Source: Qatar Financial Center):
  - The Qatar Financial Center estimates that the Islamic fintech market across OIC (Organization of Islamic Cooperation) countries was valued at $79 billion in 2021, accounting for only 0.83% of the global fintech market.
  - This market is projected to grow at a compound annual growth rate (CAGR) of 17.9%, reaching $179 billion by 2026. This growth rate exceeds the global fintech CAGR of 13.5%.
  - Key countries driving this growth include Saudi Arabia, Iran, Malaysia, the UAE, Turkey, and Indonesia, which together account for 81% of Islamic fintech transaction volume.
- **Fintech Industry Growth** (Source: BCG and QED Investors):
  - Research by BCG and QED Investors indicates that global financial technology revenues are expected to grow sixfold, increasing from $245 billion in 2020 to $1.5 trillion by 2030.

Addressing Market Gaps

Musaffa addresses critical gaps in the financial ecosystem that hinder Muslim investors worldwide. These gaps include limited access to halal financial products, high barriers to entry, and the absence of comprehensive Shariah-compliant trading platforms.

Challenges for Muslim Investors:

1. **Limited Access**:
   - Traditional financial institutions primarily offer conventional investment products, which are not compliant with Islamic principles.
   - Muslims in countries with low GDP per capita, such as Indonesia, Pakistan, and Bangladesh, have limited access to halal financial tools.
2. **Barriers to Entry**:
   - High minimum investment requirements in conventional markets prevent many retail investors from participating.
   - Lack of fractional investing options in some markets further restricts access.
3. **Scarcity of Shariah-Compliant Platforms**:
   - Despite the global rise of trading platforms, very few are designed to meet the specific needs of Muslim investors seeking ethical, faith-aligned investment opportunities.

Musaffa's Solutions:

1. **Affordable Entry**:
   - Musaffa allows investments starting at $100, including fractional shares, lowering financial barriers and promoting inclusion.
2. **Education and Empowerment**:
   - Through **Musaffa Academy**, users gain the financial literacy needed to make informed, faith-aligned decisions.
3. **Integrated Compliance Tools**:
   - Real-time tracking, Shariah compliance monitoring, and purification tools ensure all investments align with Islamic principles.

Core Model

Musaffa's core model addresses market challenges and ensures sustainable growth through three key pillars:

1. **Intellectual Property (IP) Development**
   - **Focus**: Continuous innovation with proprietary AI-powered tools for Shariah compliance, portfolio optimization, and real-time monitoring.
   - **Advantage**: Scalable, modular systems tailored to regional needs, enhancing integration with brokerages and institutions.

- ○ **Investor Value**: Proprietary technology solidifies Musaffa's market edge and supports long-term scalability.
2. **Long-Term Sustainability**
   - ○ **Focus**: A scalable, cloud-based platform with diversified revenue streams from subscriptions and brokerage integrations.
   - ○ **Advantage**: Regulatory compliance across jurisdictions ensures operational efficiency and resilience.
   - ○ **Investor Value**: Predictable revenue and adaptability to changing market conditions.
3. **Localized Execution**
   - ○ **Focus**: Tailored solutions aligned with local languages, cultures, and regulations.
   - ○ **Advantage**: Partnerships with regional Islamic institutions build trust, while localized marketing drives user engagement.
   - ○ **Investor Value**: Increased adoption and retention establish Musaffa as a trusted partner in diverse markets.

Regional Opportunities for Musaffa

Musaffa's expansion strategy targets regions with high Muslim populations, strong fintech adoption, and unmet demand for Shariah-compliant solutions.

North America:

- **Muslim Population**: 5+ million.
- **Advantages**:
  - ○ High GDP per capita and strong digital penetration.
  - ○ Established regulatory infrastructure for fintech solutions.
  - ○ Growing demand for ethical and socially responsible investment options.

Europe:

- **Muslim Population**: 25+ million.
- **Advantages**:
  - ○ Educated and diverse population with significant purchasing power.
  - ○ High demand for ethical financial products.
  - ○ Well-developed financial and regulatory frameworks.

MENA (Middle East and North Africa):

- **Muslim Population**: 300+ million.
- **Advantages**:
  - ○ Leadership in Islamic banking assets.
  - ○ Relatively high GDP per capita in GCC countries.
  - ○ Demand for both retail and institutional Islamic investment products.

Asia:

- **Muslim Population**: 800+ million.
- **Advantages**:
  - ○ A large middle-class population.
  - ○ Well-developed financial infrastructure in Southeast Asia (e.g., Malaysia, Indonesia).
  - ○ High demand for halal financial solutions.

Expansion Strategy

To capture these opportunities, Musaffa has developed a phased, regional expansion plan focusing on scalability, localization, and partnerships.

Target Regions for Expansion:

- **Middle East**: Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, UAE, Turkey.
- **North Africa**: Egypt, Morocco, Tunisia, Algeria.

- **Central Asia**: Uzbekistan, Kazakhstan.
- **Southeast Asia**: Malaysia, Indonesia, Singapore.
- **South Asia**: India, Pakistan, Bangladesh.

Execution Pillars:

1. **B2B Partnerships**:
   - Collaborate with Islamic financial institutions, advisors, and brokerages to expand platform capabilities.
2. **Consumer-Focused Features**:
   - Develop multilingual interfaces and tailor platform tools to regional compliance needs.
3. **Scalable Infrastructure**:
   - Ensure seamless integration of localized features and compliance systems for rapid global expansion.

Platform Features and Shariah Oversight

As part of its expansion, Musaffa's digital platform is designed to provide seamless, Shariah-compliant investing experiences. The ultimate goal is to allow users to register and invest in both regional and U.S. stocks within a single application, ensuring global accessibility.

To uphold the platform's integrity:

- **Shariah Compliance:** All features adhere to Islamic financial principles under the continuous oversight of Musaffa's dedicated Shariah board.
- **Investor Assurance:** Ongoing compliance monitoring reinforces trust, ensuring all investments remain fully aligned with Shariah standards.

This commitment to faith-aligned financial solutions positions Musaffa as a trusted platform for Muslim investors worldwide.

Global Outlook

Building on the success of Musaffa's stock and ETF screening solution, the company plans to expand its offerings globally through a step-by-step rollout:

Short-Term Goals (2025):

1. Launch Shariah-compliant trading platforms in the U.S. and six GCC countries.
2. Integrate AI-driven tools for portfolio customization and compliance monitoring.

Long-Term Goals (2026 and Beyond):

1. Expand to 50+ countries, providing global access to Shariah-compliant investment solutions.
2. Reach millions of underserved Muslim investors worldwide.

Summary of Market Potential

The Islamic fintech market presents a significant growth opportunity, driven by:

- **Rapid demographic expansion** of the global Muslim population.
- **Increasing demand** for Shariah-compliant investment solutions.
- **Digital transformation** accelerating financial inclusion globally.

By prioritizing **Intellectual Property Development**, **Long-Term Sustainability**, and **Localized Execution**, Musaffa is well-positioned to scale effectively and establish itself as a leader in the Islamic fintech sector, empowering millions of underserved Muslim investors worldwide and driving meaningful economic impact.

Product Offering

Musaffa provides a comprehensive suite of Shariah-compliant financial solutions designed to empower Muslim investors to make halal and ethical financial decisions.

Current features emphasize accessibility, education, and trust, while future plans include introducing a dedicated investment platform and trading tools for halal investing. These offerings ensure users can confidently align their financial decisions with Islamic principles, positioning Musaffa as a trusted partner in Shariah-compliant investing.

Current Offerings

1. Musaffa Academy

Purpose: To enhance users' financial literacy and empower them with a strong foundation in Islamic finance.

Features:

- Comprehensive educational content covering Shariah compliance, ethical investing, and key investment principles.
- Practical insights into Islamic finance, enabling users to confidently align their investments with their faith.

Impact: Builds user confidence and knowledge, ensuring informed and ethical financial decisions.

2. Halal Stock & ETF Screener

Current Coverage: Screens 100,000+ global stocks and 3,000 ETFs for Shariah compliance.
Future Expansion: By Q4 2025, coverage is expected to expand to 120,000 stocks and 9,000 ETFs worldwide.
Value:

- Enables users to identify Shariah-compliant investment opportunities easily.
- Ensures transparency and adherence to Islamic financial principles.

3. Fundamental Investment Research

Purpose: To help users identify profitable and Shariah-compliant investment opportunities.

Features:

- In-depth analysis of halal stocks and ETFs.

Impact: Empowers users to make data-driven, Shairah-compliant financial decisions that align with their goals and values.

4. Seamless Portfolio Monitoring

Integration: Through strategic partnerships with **SnapTrade** and **Plaid**, Musaffa provides users with the ability to sync their existing portfolios across a wide network of **1,500+ brokerages**, including Robinhood, Fidelity, Interactive Brokers, Schwab, Vanguard, E-Trade, Webull, Wealthsimple, and more.

Features:

- **Real-Time Compliance Tracking**: Users can effortlessly sync their portfolios with Musaffa's platform to monitor Shariah compliance in real time.
- **Instant Compliance Updates**: Receive timely alerts and notifications for any changes in the compliance status of portfolio holdings.

Impact: This feature ensures that users' portfolios remain fully aligned with Islamic principles, offering them peace of mind, confidence in their investments, and a seamless, faith-aligned financial experience.

5. Smart Notifications

Functionality: Sends real-time alerts when there are changes in the Shariah compliance status of user holdings.
Impact: Keeps users informed and ensures their investments remain faith-aligned.

6. Purification and Zakat Calculators

Purpose: These integrated tools empower users to maintain Shariah compliance and fulfill their religious obligations with ease. By addressing both the purification of non-halal profits and the calculation of Zakat, Musaffa ensures users can confidently align their financial practices with Islamic principles.

Features:

- **Purification Calculator:**

- ○ Automatically calculates the non-halal portion of profits from investments.
- ○ Facilitates seamless donations to approved charities to purify earnings and maintain compliance with Shariah standards.
- **Zakat Calculator:**
  - ○ Accurately computes Zakat obligations based on users' financial holdings.
  - ○ Provides an integrated donation platform for contributing to approved charities, simplifying the fulfillment of religious obligations.

Impact: These calculators streamline essential Islamic financial practices, ensuring accessibility, accuracy, and convenience for users. By integrating these tools, Musaffa supports its mission to provide faith-aligned financial solutions while promoting peace of mind and compliance with Islamic values.

Upcoming Features

1. Shariah-Compliant Investment Platform and Trading Tools

Purpose: To enable users to directly invest in halal stocks and ETFs globally through a secure, user-friendly platform.

Features:

- Built-in trading tools for seamless execution of halal trades.
- Secure platform ensuring all transactions adhere to Shariah principles.

Impact: Offers users an **end-to-end halal investing experience**, removing barriers to ethical investing.

2. AI-Powered Portfolio Customization

Purpose: To provide personalized investment solutions tailored to individual preferences.

Features:

- AI analyzes user profiles, financial goals, and market trends to recommend Shariah-compliant portfolios.
- Predictive analytics to optimize portfolio performance while adhering to Islamic principles.

Impact: Empowers users to make **data-driven**, personalized decisions for maximizing returns within a faith-aligned framework.

3. Proprietary Shariah-Compliant ETFs

Purpose: To expand halal investment opportunities through low-cost, diversified financial products.

Features:

- ETFs tailored to specific **themes**, **sectors**, **strategies**, and **regions**.
- Offers investors faith-aligned options for diversified portfolio building.

Impact: Supports portfolio diversification while remaining compliant with Islamic financial standards.

Value Proposition

Musaffa's platform is designed to cater to both experienced investors and those new to halal investing. By offering a robust combination of education, research, and compliance tools, Musaffa ensures that users can make informed, ethical financial decisions. The addition of future features like trading tools, AI customization, and proprietary ETFs will further position Musaffa as the leading global platform for Shariah-compliant financial solutions.

Product Roadmap

Musaffa's Product Roadmap demonstrates its strategic vision to become a global leader in Shariah-compliant capital market solutions. The following roadmap outlines key milestones and deliverables for Musaffa's product development over the next two years:

Key Milestones

Q1 2025: Brokerage Integration for Portfolio Monitoring and Islamic ESG

- **Objective:** Expand portfolio monitoring capabilities and incorporate Islamic ESG standards.
- **Key Actions:**

- ○ Integration of up to 100 brokerages to allow users to sync existing portfolios and track Shariah compliance in real time.
- ○ Introduction of Islamic ESG criteria, enabling users to evaluate investments against environmental, social, and governance factors within a Shariah-aligned framework.
- **Impact:** Enhances transparency, ensuring investments align with ethical and Islamic principles.

Q2 2025: Customized Halal Portfolios

- **Objective:** Offer personalized Shariah-compliant portfolio management tools.
- **Key Features:**
    - ○ **Tailored Investment Options:** Users can select Shariah-compliant stocks and ETFs based on personal objectives and ethical values.
    - ○ **Risk-Based Customization:** Portfolios adjusted to user-selected risk levels (conservative, balanced, aggressive).
    - ○ **Ongoing Management:** Continuous monitoring and user-driven adjustments to maintain Shariah compliance.
- **Impact:** Empowers users to achieve financial goals while adhering to faith-based values.

Q3 2025: Halal Trading Platform Launch

- **Objective**: Introduce a proprietary Shariah-compliant trading platform.
- **Key Actions**:
    - ○ **Registered Investment Advisor** (**RIA) License in the U.S.:** Obtain an RIA license in the U.S. as the first stage.
    - ○ **Regional Launch**: Initial rollout in six GCC countries through partnership (Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, UAE).
    - ○ **Comprehensive Access**: Support for trading regional and global Shariah-compliant stocks and ETFs.
- **Impact**: Provides users with diverse halal investment opportunities in a secure and user-friendly environment.

Q4 2025: Launch of Proprietary Shariah-Compliant ETFs

- **Objective**: Offer low-cost, diversified investment products.
- **Key Features**:
    - ○ Proprietary ETFs across themes, strategies, sectors, and regions.
    - ○ Accessible solutions for portfolio diversification.
- **Impact**: Expands investment options for Muslim investors, promoting greater participation in global markets.

Q1 2026: AI-Powered Portfolio Optimization

- **Objective**: Maximize portfolio performance using advanced technology.
- **Key Features**:
    - ○ **AI-Based Recommendations**: Real-time market data and predictive analytics for dynamic portfolio adjustments.
    - ○ **Personalized Asset Allocation**: Tailored strategies to optimize Shariah-compliant investments.
- **Impact**: Enhances user confidence and long-term financial success through data-driven insights.

Q2 2026: Global Expansion of the Halal Trading Platform

- **Objective**: Extend access to Shariah-compliant trading to over 50 countries.
- **Key Actions**:
    - ○ Provide **localized solutions** to comply with regional regulations.
    - ○ Tailor features to meet the specific needs of diverse markets.
- **Impact**: Facilitates financial inclusion for millions of underserved Muslim investors globally.

Q3 2026: New Product Features and Enhancements

- **Objective**: Enhance user experience and portfolio management capabilities.
- **Key Features**:
    - ○ Advanced tools for risk management, performance tracking, and real-time market insights.

- ○ Continuous improvements to the platform's user interface for intuitive navigation.
- **Impact**: Elevates the overall user experience, fostering higher engagement and satisfaction.

Q4 2026: Long-Term Scalability and Strategic Partnerships

- **Objective**: Build a robust foundation for sustainable growth.
- **Key Actions**:
    - ○ Establish partnerships with fintech leaders, data providers, and financial institutions to enhance platform scalability.
    - ○ Expand product offerings to meet the evolving needs of Muslim investors globally.
- **Impact**: Ensures the platform's adaptability and long-term success, enabling Musaffa to remain a market leader.

Summary of Product Roadmap

Musaffa's roadmap underscores its commitment to empowering Muslim investors through innovative, Shariah-compliant financial solutions. By integrating cutting-edge technologies such as AI, expanding portfolio monitoring capabilities, launching global halal trading platforms, and incorporating Islamic ESG standards, Musaffa is poised to lead the Islamic fintech sector. These milestones reflect a steadfast focus on driving financial inclusion and addressing the unique needs of millions of underserved Muslim investors worldwide.

Competitors

As one of the few platforms in the Islamic fintech space offering a holistic, all-in-one solution, Musaffa integrates financial education, investment research, Shariah-compliant stock screening, and upcoming trading services into a single ecosystem. This comprehensive approach directly addresses critical gaps in the market, empowering both Muslim investors and ethically conscious non-Muslims to make informed, values-driven financial decisions.

While the demand for halal investment solutions is rapidly expanding, the availability of specialized competitors remains scarce. Musaffa stands out for its commitment to providing transparent compliance tools, personalized investment options, and a seamless user experience, setting it apart as a frontrunner in the Islamic fintech sector.

Supported by an ambitious product roadmap, Musaffa plans to incorporate AI-powered tools and launch proprietary Shariah-compliant ETFs, further solidifying its leadership position. The competitive landscape for Shariah-compliant fintech solutions includes several key players:

Competitive Landscape

Direct Competitors

1. **Wahed Invest**
   Overview:
   Wahed Invest is a leading Islamic fintech platform and Musaffa's primary competitor. Serving over 400,000 customers globally, Wahed manages more than $562 million in assets under management (AUM). Their primary offerings include two pre-designed Shariah-compliant ETFs: HLAL and UMMA. While these ETFs are suitable for passive investors, Wahed's focus on limited, pre-structured investment products restricts flexibility and control for individual investors.
   Musaffa's Competitive Advantages:
   - ○ **Investment Flexibility and Autonomy**:
     Unlike Wahed, Musaffa empowers users to actively manage their investments. The platform enables users to research and invest in a broader range of Shariah-compliant stocks and ETFs globally. Surveys and user feedback confirm that investors prefer greater autonomy and access to tools for enhancing financial literacy—both areas where Musaffa excels.
   - ○ **Focus on the Retail Market (B2C)**:
     Wahed has pivoted toward the B2B market with **Wahed Ventures**, creating a gap in the retail investor space. Musaffa remains committed to serving everyday investors, offering comprehensive tools for financial education, portfolio monitoring, and future trading capabilities.
2. **Other Direct Competitors**:
   - ○ **In Screening**: Zoya, Ideal Ratings, Islamically, Finispia, and Muslimxchange.
     These platforms offer stock screening tools but lack the depth of integration with education and research tools that Musaffa provides.

- **In Investment Solutions**: Baraka Financial Limited, Amal Invest, Raseed Invest, Aghaz Investments, Wealthsimple, Kestrl, and others.
  These platforms focus on limited Shariah-compliant financial solutions, often targeting niche markets, but do not offer Musaffa's all-encompassing platform features.

Indirect Competitors

Musaffa also competes with conventional trading platforms like **Robinhood, eToro, TD Ameritrade, Zerodha, and Interactive Brokers**, which dominate global markets but fail to provide Shariah-compliant investment options.

Musaffa's Differentiators:

- **Faith-Aligned Solutions**: Musaffa ensures all investments adhere to Islamic principles, providing features such as real-time Shariah compliance monitoring and purification calculators.
- **Educational Content**: Through **Musaffa Academy**, users gain a deeper understanding of Islamic finance and investment strategies, enabling informed decision-making.
- **Comprehensive Integration**: Musaffa combines education, research, and trading in a single platform, tailored specifically for Muslim investors.

Key Market Differentiators

1. **Comprehensive Stock and ETF Screening**:
   - **Current Coverage**: Over 100,000 stocks and 3,000 ETFs screened for Shariah compliance globally.
   - **Future Expansion (Q4 2025)**: Increasing coverage to 120,000 stocks and 9,000 ETFs. Musaffa's proprietary screening system is among the most accurate and advanced globally, offering unmatched access to halal investment options.
2. **Proprietary Shariah-Compliant ETF Screening System**:
   - Developed in collaboration with Shariah boards, Musaffa's proprietary system identifies over 40 Shariah-compliant ETFs listed in the U.S. and expands access to diversified, halal financial products.
3. **B2C Success**:
   - The Musaffa app has surpassed **1 million downloads** across 195 countries, maintaining an average rating of **4.7 stars**. This positions Musaffa as the leading global platform for Shariah-compliant investments.
4. **B2B Partnerships**:
   - Musaffa offers stock and ETF screening data as a paid service, with pricing increasing from $3,000 to $10,000 per year due to improvements in data quality.
   - **Notable Partners**: Baraka Financial Limited (UAE), InvestSky (UAE).
5. **Shariah-Compliant Trading Platform (In Development)**:
   - **Real-Time Compliance Notifications**: Alerts for short-selling restrictions, day trading restrictions, portfolio holding compliance, and watchlist updates.
   - **Brokerage Integrations**: Over 1,500 brokerages integrated, allowing users to sync and monitor portfolios.
   - **Global Launch Plans**: Discussions with a brokerage firm to establish a Shariah-compliant trading platform, enabling users in 150 countries to invest in U.S. stocks and ETFs.
6. **Future Unique Selling Propositions (USPs)**:
   - **Proprietary ETFs**: Plans to launch Shariah-compliant ETFs tailored to specific countries, sectors, and industries.
   - **Customized Portfolios**: Tools for creating personalized, Shariah-compliant portfolios based on individual risk tolerance and financial goals.

Customer Base

B2C Customers

- **Current Reach:**
  - Over 4,200 paying customers across 90+ countries.
  - Generates approximately $200,000 in Annual Recurring Revenue (ARR).
- **Future Outlook:**
  - Exponential growth in both the number of users and revenue expected by the end of 2025.

B2B Customers

- **Current Reach:**
  - Two B2B clients in the UAE.
- **Expansion Plans:**
  - Active discussions with other institutions to expand the B2B client base globally.

Growth Strategies

Musaffa's growth strategies are designed to achieve scalable, sustainable expansion across both B2C and B2B markets. By leveraging innovative approaches, strategic partnerships, and organic outreach, the company aims to solidify its position as a global leader in Shariah-compliant fintech solutions.

1. Global Reach and Scalability

- **Scalable Infrastructure:**
  - Musaffa's technology platform is designed to seamlessly scale across regions, ensuring compatibility with various brokerages, custodians, and regulatory environments. This infrastructure allows for efficient entry into new markets while maintaining a high-quality user experience.
  - Expansion efforts are focused on regions with high demand for halal financial solutions, including the GCC, Southeast Asia, and Europe.
- **Localized Execution:**
  - Customizing platform features to align with regional languages, cultural nuances, and compliance requirements.
  - Building partnerships with local Islamic financial institutions to increase adoption and trust.

2. Organic Growth

- **Word of Mouth:**
  - Strong customer relationships and excellent customer support foster organic growth as satisfied users share their positive experiences.
  - A feedback-driven development approach ensures continuous improvement of the platform, enhancing user satisfaction and retention.
- **Referral Programs:**
  - Incentivizing existing users to recommend Musaffa through rewards such as discounts and premium features.
  - Encourages loyal users to actively contribute to expanding Musaffa's community.
- **Ambassador Program:**
  - Partnering with high-profile figures like professional footballer Nabil Fekir to enhance Musaffa's visibility and credibility.
  - Ambassadors act as advocates for Musaffa's mission, promoting the platform's value proposition to their global audiences.
  - This initiative builds a community of advocates who align with Musaffa's goal of providing accessible, Shariah-compliant financial solutions.
- **Educational Content and Community Building:**
  - Sharing Islamic finance knowledge through blogs, webinars, and social media to position Musaffa as a thought leader.
  - Engaging users with valuable content strengthens brand loyalty and attracts ethically conscious investors.

3. Acquired Growth

- **Channel Partnerships:**
  - Collaborating with financial institutions, influencers, and organizations to expand Musaffa's reach.
  - These partnerships introduce Musaffa to underserved markets and build credibility in new regions.
- **Public Relations and Media Outreach:**
  - Leveraging PR campaigns, thought leadership articles, and participation in global Islamic finance events to build awareness.
  - Strengthening Musaffa's reputation as a trusted and innovative player in the Islamic fintech space.
- **Targeted Advertising Campaigns:**

- ○ Running strategic ads on social media platforms to attract B2C customers.
- ○ Collaborating with influencers who resonate with the target audience to maximize engagement and conversions.

4. Product-Led Growth

- **Innovative Product Development:**
  - ○ Expanding features such as real-time portfolio monitoring, compliance notifications, and upcoming trading services to retain and attract users.
  - ○ Rolling out proprietary Shariah-compliant ETFs and AI-powered portfolio customization tools to meet the evolving needs of users.
- **Affordable Access:**
  - ○ Ensuring competitive subscription pricing to attract a broad customer base while delivering premium services traditionally reserved for high-net-worth individuals.

5. Strategic Partnerships and Ecosystem Building

- **Institutional Collaborations:**
  - ○ Licensing Shariah-compliant screening data to financial institutions, enhancing their offerings and generating recurring revenue for Musaffa.
  - ○ Partnering with brokerages globally to provide seamless halal trading solutions, ensuring financial inclusion for Muslim investors worldwide.
- **Ecosystem Development:**
  - ○ Building an interconnected ecosystem of investors, institutions, and financial advisors around Musaffa's platform.
  - ○ Supporting this ecosystem with exclusive content, analytics, and tools to ensure continued engagement and loyalty.

6. Social Media and Brand Engagement

- **Digital Presence:**
  - ○ Leveraging social media platforms to share engaging content, such as success stories, educational posts, and platform updates.
  - ○ Creating shareable content to reach a broader audience and drive organic growth.
- **Community Engagement:**
  - ○ Hosting interactive sessions, such as live Q&A events and webinars, to foster a sense of community among users.
  - ○ Encouraging user-generated content to enhance authenticity and drive trust.

7. Regional Market Penetration

- **Target Regions:**
  - ○ Initial focus on high-potential markets, including the GCC, Southeast Asia, and Europe, where demand for halal financial solutions is strong.
  - ○ Expanding to over 50 countries by 2026, offering localized solutions to meet diverse market needs.
- **Localized Marketing Strategies:**
  - ○ Adapting messaging and campaigns to resonate with specific cultural and religious values.
  - ○ Collaborating with local influencers and organizations to build trust and credibility in new markets.

Musaffa's growth strategy combines organic user acquisition, strategic partnerships, and innovative product development to achieve sustainable global expansion. By prioritizing customer needs, leveraging advanced technology, and building strong regional partnerships, Musaffa aims to scale rapidly while maintaining its position as a trusted leader in the Islamic fintech sector.

Global Business Model & Revenue Streams

Musaffa is dedicated to democratizing access to high-quality Shariah-compliant investment opportunities, catering to both Islamic investors and ethically conscious individuals worldwide. We offer an affordable, fully integrated platform that enables investors to confidently make ethical, values-driven financial decisions. With a growing global presence and innovative features on the horizon, Musaffa is positioned to be a market leader in Islamic fintech.

Revenue Streams

1. Subscription-Based Services (B2C)
Musaffa's core B2C revenue stream comes from subscription-based access to its comprehensive suite of tools and services. Our platform provides global screening of stocks and ETFs, portfolio monitoring, and Shariah compliance tracking, previously accessible only to high-net-worth individuals through traditional brokerages. By offering these services at a fraction of the cost, Musaffa ensures that retail investors have the same high-quality tools at their disposal.

- **Services Included:**
    - **Comprehensive Stock & ETF Screening:** Global screening service for Shariah compliance across international markets.
    - **Portfolio Integration & Real-Time Tracking: Seamless synchronization of existing portfolios from a wide variety of brokerages for Shariah** compliance monitoring.
    - **Shariah Compliance Monitoring:** Instant alerts to notify users of any changes in the Shariah-compliant status of their portfolios and watchlists.
    - **Purification Amount Calculation:** Tool to calculate non-halal portions of profits with options for donation to approved charities.
    - **Upcoming Trading Platform:** The ability to open accounts directly within the Musaffa app and conduct halal investment activities seamlessly.
- **Pricing Structure:**
    - **Monthly Subscription:** $4–$36 per month (equating to $48–$432 annually).
    - **Annual Subscription:** Discounted to $32–$288 upfront, encouraging long-term commitments and enabling the company to reinvest proceeds for higher returns.
- **Growth Opportunity:**
    - Musaffa's affordable pricing structure allows accessibility to global retail investors while ensuring long-term financial sustainability for the company.
    - Future expansion of product offerings, including integrated trading services, AI-powered portfolio customization, and proprietary ETFs, is expected to increase the lifetime value of customers significantly.

2. B2B Data Solutions
Musaffa has developed a profitable B2B revenue stream by licensing its Shariah-compliant screening solutions to institutions and businesses operating within the Islamic finance industry.

- **B2B Licensing Model:**
    - Starter Tier: $1,250 per month
    - Pro Tier: $1,750 per month
    - Premium Tier: $2,500 per month
- **Current Reach:**
    - 2 B2B clients in the UAE, each paying an average of $8,000 annually for our screening services.
    - Target Expansion: Active discussions are ongoing with multiple financial institutions and other entities across different regions to significantly grow our B2B client base globally.
- **Growth Strategy:**
    - **Global Expansion:** We are in negotiations with institutions across key Islamic finance markets like Saudi Arabia, Malaysia, Indonesia, and the UK to expand our B2B footprint.
    - **Revenue Opportunity:** B2B licensing offers a predictable revenue stream and strengthens Musaffa's credibility across international markets.

3. Brokerage Partnerships
As Musaffa continues to evolve its platform, the company has developed a strategy to partner with regional brokerages, enabling Shariah-compliant trading solutions for users. This partnership model connects Musaffa's platform with brokerage firms to offer seamless trading experiences for users, thereby increasing Musaffa's reach and user base.

- **Revenue Split:** Musaffa retains 80% of trading fees while brokerages take 20%, ensuring a mutually beneficial collaboration. This split allows Musaffa to drive substantial revenue through its platform while enabling brokerages to cater to the growing demand for Shariah-compliant investment options.
- **Strategic Partnership Goals:**

- ○ **Brokerage Integration:** Musaffa continues to expand its brokerage integration network, with over 1,500 brokerages globally, to enhance portfolio syncing and Shariah compliance tracking capabilities.
- ○ **Upcoming Trading Platform:** Musaffa aims to expand its partnerships, providing users access to trade directly on the platform with Shariah-compliant stocks and ETFs. This future development will expand the revenue from trading commissions as the platform scales.

Revenue Projections and Growth Expectations

Musaffa's revenue model is built on scalable, diversified streams, ensuring sustainable long-term growth. The platform's subscription-based services, B2B data solutions, and brokerage partnerships provide a balanced mix of stable, recurring revenue and growth potential.

- ● **Key Growth Targets for Q4 2025:**
  - ○ 50,000+ Paying Customers: Expansion across both B2C and B2B segments.
  - ○ $6 Million Annual Recurring Revenue (ARR) target.
- ● **Long-Term Vision (2026 and Beyond):**
  - ○ **Global Reach Expansion:** Scaling operations and product offerings across 50+ countries.
  - ○ B2B Licensing: Plans to license Musaffa's proprietary screening technology to more institutions, further expanding its reach.
  - ○ **Trading Services:** Full rollout of trading services in major markets, beginning with the Gulf Cooperation Council (GCC) countries.

Summary

Musaffa is at the forefront of the Islamic fintech sector, providing affordable and scalable solutions to Shariah-conscious investors worldwide. The company's ability to offer cutting-edge tools at accessible prices, combined with its comprehensive roadmap for future expansion, positions it to capitalize on the growing demand for halal financial solutions in this rapidly evolving market.

Intellectual Property

1. **Trademarks:** The Company has filed trademark applications with the United States Patent and Trademark Office ("USPTO") in the U.S. and the Agency for Intellectual Property under the Ministry of Justice of the Republic of Uzbekistan (the "Intellectual Property Agency") in Uzbekistan. These applications are critical for safeguarding the Company's brand identity. Both trademark applications are currently under review by the respective authority and the approval process is anticipated to span 6 to 12 months. The details of these applications submitted to the USPTO and the Intellectual Property Agency include:

Filing Entity Name	Trademark	Filing Number	Filing Date	Filing Authority	International Class
Musaffa LLC	Work Mark "MUSAFFA"	98771040	September 26, 2024	USPTO	009, 041, 042
Musaffa Financial Solutions LLC	Word Mark "MUSAFFA"	190521	July 24, 2024	The Intellectual Property Agency	009, 041, 042

2. **Copyrights:** The Company has developed key intellectual property assets, including its website, mobile applications (iOS and Android), and a collection of educational articles and blog posts available on Musaffa Academy page. Recognizing the value of these assets, the Company has engaged local attorneys from the U.S. and Uzbekistan to evaluate the feasibility of securing copyright protection for the software and other materials. This assessment is ongoing and includes plans to pursue registration if deemed beneficial.
3. **Patents:** The Company is actively investigating the possibility of filing utility patent applications to protect its technological advancements, particularly in software innovation. The Company has engaged specialized law firms in the U.S. with intentions to guide this process. This assessment is ongoing.

In addition to registerable intellectual property, the Company maintains trade secrets and proprietary business methods. These are safeguarded through comprehensive confidentiality agreements with all employees, contractors, and advisors. These agreements are regularly reviewed and enforced to ensure the integrity of the Company's intellectual assets.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Business Development, Marketing, & Sales (Including Public Relations)	15%	$1,500.00	30%	$1,203,873.00
Product & Software Development	35%	$3,500.00	30%	$1,203,873.00
Operations	30%	$3,000.00	15%	$601,936.50
Key Strategic Hires	0%	$0.00	12.5%	$501,613.75
Licensing & Compliance	12.5%	$1,250.00	5%	$200,645.50
Intermediary Fees	7.5%	$750.00	7.5%	$300,968.25
Total	**100%**	**$10,000.00**	**100%**	**$4,012,910**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used:

Use of Proceeds – Description

Business Development, Marketing, & Sales (Including Public Relations)	Business development, marketing, and public relations expenses focus on acquiring paying customers, building brand awareness, and establishing partnerships to drive annual recurring revenue (ARR). Funds will be allocated to targeted digital advertising on platforms such as Google, Meta, and LinkedIn, Search Engine Marketing (SEM), and collaborations with Shariah-conscious influencers. Public relations efforts include media outreach, press releases, and educational campaigns to raise awareness about Shariah-compliant investing and position Musaffa as a global leader in this space. These expenses also cover salaries for key marketing roles, such as brand managers, public relations specialists, SEO experts, and digital marketers, to ensure effective execution of campaigns. Sales expenses primarily focus on securing partnerships with brokerages and B2B contracts. Why It Matters: These activities are essential to scaling Musaffa's user base, increasing ARR (Annual Recurring Revenue), and building brand trust within the global investor community. Public relations efforts play a key role in positioning Musaffa as a trusted platform, which is critical to long-term growth.
Product & Software Development	Product and software development is the foundation of Musaffa's all-in-one investment research and trading platform. These expenses focus on enhancing platform functionality to improve user experience, retention rates, and scalability. Funds will cover salaries for product managers, software engineers, UX/UI designers, quality assurance specialists, and business analysts. Additionally, investments will be made in proprietary financial tools, AI-driven Shariah screening technology, and third-party integrations with global brokerages to provide users with accurate, real-time investment data. A key part of this category is Research & Development (R&D). Our R&D efforts focus on building new features, such as personalized investment insights, exploring AI-driven compliance solutions, and expanding our Shariah screening capabilities to cover more asset classes. R&D also includes exploring ways to improve platform performance, security, and data privacy to meet the needs of a growing global user base. Further investments will focus on platform security, scalability, and future product roadmap initiatives, ensuring that Musaffa remains at the forefront of Shariah-compliant investing technology. Why It Matters: Musaffa's platform is at the core of our value proposition. Investments in product development and R&D ensure that users have a seamless and reliable experience, driving retention, customer satisfaction, and subscription growth. These efforts also allow us to stay ahead of market needs, offering innovative, Shariah-compliant financial solutions to our users.
Operations	Operational expenses encompass the day-to-day costs required to maintain Musaffa's platform and support its global user base. These include management salaries, rent, HR services, and administrative overheads. A critical portion of these expenses is allocated to equity research analysts, who screen thousands of global stocks and ETFs for Shariah compliance. This ensures that users have access to accurate and reliable investment information, which is key to building trust.

	Funds will also be used to optimize operational processes and reduce costs over time, ensuring that Musaffa can scale efficiently. Why It Matters: Operational expenses are essential to ensuring the platform runs smoothly and providing users with accurate Shariah screening data. As Musaffa scales, operational efficiencies will drive cost savings and profitability.
Key Strategic Hires	Musaffa's key strategic hires will focus on strengthening leadership to drive revenue growth, ensure compliance, and support product innovation as the company scales globally. These roles are essential to improve operational efficiency, enhance user experience, and expand into new markets. The priority hires include: ● Chief Financial Officer (CFO): Oversees financial planning, fundraising, and cash flow management to ensure financial stability. The CFO will also focus on managing investor relations and supporting future funding rounds. ● Chief Marketing Officer (CMO): Leads customer acquisition, brand growth, and public relations efforts to increase Annual Recurring Revenue (ARR) and reduce Customer Acquisition Cost (CAC). The CMO will manage digital marketing campaigns, partnerships, and influencer collaborations to reach the global Muslim investor community. ● Chief Compliance Officer (CCO): Ensures regulatory and Shariah compliance across jurisdictions, mitigating legal risks and ensuring Musaffa operates within global regulatory frameworks. ● Chief Product Officer (CPO): Drives product innovation and manages the platform roadmap to improve user experience, boost retention rates, and deliver new features, such as personalized investment insights and advanced Shariah screening tools. ● Chief Technology Officer (CTO): Manages platform infrastructure, ensuring scalability, security, and reliability as Musaffa's user base grows. The CTO will also focus on data privacy and cybersecurity, protecting user assets and information. In addition to these core roles, Musaffa will make senior-level hires in customer success, data analytics, and business development to enhance user engagement, reduce churn, and increase customer lifetime value (CLV) — all key drivers of ARR growth. ● Head of Customer Success: Focuses on improving user retention, reducing churn, and providing personalized support to premium users, ensuring they remain engaged and satisfied with the platform. ● Head of Data Analytics: Manages data-driven decision-making by analyzing user behavior, market trends, and investment insights. This role will help Musaffa optimize its offerings, enhance user personalization, and improve customer acquisition strategies. Why It Matters: Hiring experienced leaders will enable Musaffa to scale operations efficiently, expand into new markets, and drive sustainable revenue growth. These strategic hires will ensure strong financial oversight, compliance, and product innovation. Additionally, by focusing on customer success and data-driven insights, Musaffa will improve user retention, reduce churn, and maximize ARR, securing its position as the leading Shariah-compliant investment platform.
Licensing & Compliance	Licensing and compliance expenses focus on ensuring Musaffa operates legally in multiple jurisdictions and offers Shariah-compliant financial products worldwide.

	Funds will cover fees for regulatory licenses with organizations such as the SEC, DFSA, LFSA, and FCA, as well as the establishment of legal entities in various regions. These expenses also include building compliance teams to ensure Musaffa meets both Shariah and financial regulations. We will also invest in proactive risk management systems to minimize regulatory risks and protect user assets. Why It Matters: Maintaining strong licensing and compliance practices is essential to building trust with customers and investors. These efforts ensure that Musaffa remains compliant, reducing the risk of regulatory disruptions and unlocking new revenue opportunities in global markets.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dilshod Jumaniyazov	Chief Executive Officer, Co-Founder and Director	Chief Executive Officer, Co-Founder and Director of Musaffa, Inc., 2021 - Present Responsible for: ● Setting vision, values, and corporate culture ● Setting and executing organizational strategy ● Building the senior leadership team ● Making capital allocation decisions ● Communicating effectively with all stakeholders	University of Illinois Urbana-Campaign, MBA; University of Tennessee, Knoxville, B.S. in Business Administration, Accounting and Finance;
Akram Ahmed Jagirdar	Chief Operating Officer, Co-Founder and Director	Chief Operating Officer, Co-Founder and Director of Musaffa, Inc., 2021 - Present Responsible for: ● Overseeing operations of the company and the work of executives ● Designing and implementing business operations ● Establishing policies that promote company culture and vision	Jamnalal Bajaj Institute of Management Studies, Master's Degree, Finance; The Shrimati Mithibai Motiram Kundnani College of Commerce and Economics, Bachelor's Degree, Financial Accounting.
Rashid Turaev	Chief Technology Officer (outsourced)	Chief Technology Officer of Musaffa, Inc., 2021 - Present	Bukhara State Institute of Technology,

		Responsible for: ● Developing technical aspects of the company's strategy to ensure alignment with its business goals ● Discovering and implementing new technologies that yield a competitive advantage ● Helping departments use technology profitably	Specialist Diploma, Engineering.
Rinat Ziyodillaev	Chief Legal Officer & General Counsel (outsourced)	Chief Legal Officer and General Counsel of Musaffa, Inc., 2023 - Present Responsible for: ● Developing and implementing legal strategies aligned with organizational goals ● Identifying and mitigate legal risks associated with business activities ● Ensuring compliance with relevant laws, regulations, and industry standards ● Overseeing contract negotiation and review to minimize legal risks and ensure compliance Senior Corporate Counsel of Astound Digital, 2018 - 2023 Responsible for: ● Analyzing legal compliance and regulatory documentation to support the company's global merger and acquisitions transactions ● Handling corporate transactional matters, revising corporate documentation, and assisting in post-merger integration processes ● Managing legal issues related to SaaS/e-commerce web development/e-commerce Clouds system integration product lifecycle ● Auditing company's compliance with privacy and data protection laws.	University of San Francisco School of Law, LL.M., International Transaction and Comparative Law; University of Oslo, LL.M., International Commercial, Investment and Trade Law; Saint Petersburg State University, LL.M., Business Law; University of World Economy and Diplomacy, Bachelor's Degree, International Law and Legal Studies.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 60,000,000 shares of common stock of which 38,425,868 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**"). Shares outstanding include shares of vested restricted stock. At the closing of this Offering, assuming only the Target Offering Amount is sold, 38,430,770 shares of Common Stock will be issued and outstanding.

The Company's authorized capital stock consists of 60,000,000 shares of common stock of which 7,252,666 are reserved, par value $0.0001 per share (the "**Common Stock**"). Shares reserved include shares of unvested restricted stock and shares under the ESOP plan.

Stock Split

On February 28, 2024, Company have decided to declare a 6 for 1 stock split of the Company's all authorized shares, including issued and outstanding Common Stock and those shares reserved for the Company's 2022 Stock Option Plan, in which every one (1) authorized, including issued and outstanding, and reserved under the 2022 Stock Option Plan shares of the Company's Common Stock is split and converted into six (6) shares of the Company's Common Stock (the "Forward Split"). As the result of the Forward Split, Company authorized a total of 60,000,000 shares of the Company's common stock of which there are 25,920,000 shares of Class A Common Stock (the "Class A Common Stock"), 34,080,000 shares of Class B Common Stock (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock").

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock, reflecting post stock split numbers, consists of:

Type	Class A Common Stock
Amount Outstanding	24,160,000
Amount Reserved under ESOP plan	1,260,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Class A is voting; Class B is non-voting
Percentage ownership of the Company by the holders of such security.	55.65%

Type	Class B Common Stock
Amount Outstanding	14,265,868
Amount Reserved under RSA	**1,993,750**
Amount Reserved under the ESOP Plan	3,998,916
Par Value Per Share	$0.0001
Voting Rights	No voting rights
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security.	44.35%

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Dilshod Jumaniyazov and family limited liability company (Jumaniyazov, LLC) controlled by Dilshod Jumaniyazov	24,160,000* of Class A Shares (Voting Shares)**	100%

* Correction to Ownership Disclosure: In previous filings of our Form C/A on April 29, 2024, and June 28, 2024, an inadvertent clerical error was made in the reporting of the number of Class A Shares (Voting Shares) held by Dilshod Jumaniyazov and family limited liability company (Jumaniyazov, LLC) controlled by Dilshod Jumaniyazov. The stated amount of "21,660,000" shares was incorrect. The accurate number of Class A Shares (Voting Shares) owned is "24,160,000". This discrepancy arose due to a clerical oversight and was not reflective of any actual change in share ownership or structure. The original and correct amount of "24,660,000" Class A Shares (Voting Shares) was accurately reported in our initial Form C filing dated March 20, 2024. Then, Dilshod Jumaniyazov exchanged 500,000 shares of Corporation's Class A voting common stock owned by him for an equal number of Corporation's Class B, non-voting, common stock on April 18, 2024. This current disclosure serves to correct and clarify the record as to the accurate number of Class A Shares (Voting Shares) held as "24,160,000".

** Does not include 1,260,000 Class A Shares (Voting Shares), which are under the vesting schedule and are part of the ESOP plan.

What it Means to be a Minority Holder

As an investor in non-voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Financial Condition (2022 and 2023 fiscal years comparison)

For the fiscal year ending December 31, 2023, the Company witnessed significant changes in its financial position compared to the previous year, characterized by substantial expansion in both assets and liabilities. Total assets increased from $237,779 in 2022 to $1,170,093 in 2023. This increase was primarily fueled by a substantial rise in cash and cash equivalents, rising from $83,095 to $870,555, and a significant uptick in capitalized software, net, from $138,580 to $261,720. Additionally, the execution of an Advanced Subscription Agreement with a key investor led to the introduction of a new current liability of $257,945, reflecting a strategic financing decision. Consequently, total liabilities increased from $70,917 in 2022 to $333,151 in 2023, largely driven by this new financing initiative and its subsequent impact on the balance sheet. Despite the increased liabilities, the net impact on stockholders' equity was positive, increasing from $166,861 in 2022 to $836,942 in 2023. This upward trajectory underscores enhanced financial stability and increased shareholder value driven by capitalization and investments in growth-oriented assets. These movements underscore the Company's strategic focus on expanding its operational base and bolstering its technology infrastructure to support its future growth objectives.

The audited consolidated financial statements for 2023 do not incorporate the financials of the Co-Issuer. The audited financial statements of the Company and the Co-Issuer have been separately presented due to the recent incorporation of the Co-Issuer at the end of 2023 and the negligible operational expenses associated with it.

Cash and Cash Equivalents

As of January 20, 2024, the Company had an aggregate of $394,739 in cash and cash equivalents, leaving the Company with approximately 2 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Other than funds remaining from the sale of certain Convertible Notes, the Company currently has a de minimis amount of outside revenue from the sale of goods and services, and no other sources of capital other than the proceeds from the Offering.

Issuer Liability/Debt

The Company recognizes the substantial contributions made by one employee and three contractors, all based in the United States, who played crucial roles in its early growth. On average, each individual worked over 10 months. In recognition of their services, the Company has pledged a total aggregate amount of $210,630. A partial payment of $25,000 has already been disbursed, with the remaining balance of $185,630 to be settled over a period of three years.

Additionally, the Company entered into a settlement agreement with the marketing services provider, who acted as interim Chief Marketing Officer located out of Canada, for the $350,000 in total amount. A partial payment of $75,000 has already been made, with the remaining balance of $275,000 scheduled to be paid over the subsequent four years.

These expenses are considered one-time and are not expected to recur annually. However, if they were to do so, they would be treated as part of regular operational expenses.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, the Company has ascribed no pre Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential

Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities post stock split event	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock Purchase	$8,000	8,000 Class B shares	Operations, product development, and marketing	January 21, 2025	506(b)
Common Stock Purchase	$7,500	7,500 Class B shares	Operations, product development, and marketing	January 15, 2025	506(b)
Common Stock Purchase	$836,369.54	829,754 Class B shares	Operations, product development, and marketing	December 26, 2024	Regulation Crowdfunding
Common Stock Purchase	$12,500	12,500 Class B shares	Operations, product development, and marketing	December 9, 2024	506(b)
Common Stock Purchase	$34,980	34,980 Class B shares	Operations, product development, and marketing	November 28, 2024	506(b)
Common Stock Purchase	$200,000	200,000 Class B shares	Operations, product development, and marketing	October 29, 2024	506(b)
Common Stock Purchase	$111,720	266,000 Class B shares	Operations, product development, and marketing	October 22, 2024	506(b)
Common Stock Purchase	$50,000	50,000 Class B shares	Operations, product development, and marketing	October 21, 2024	506(b)
Common Stock Purchase	$10,000	10,000 Class B shares	Operations, product development, and marketing	October 15, 2024	506(b)
Common Stock	$111,720	266,000 Class B	Operations,	September 25,	506(b)

Purchase		shares	product development, and marketing	2024	
Common Stock Purchase	$335,160	798,000 Class B shares	Operations, product development, and marketing	September 25, 2024	506(b)
Common Stock Purchase	$335,160	798,000 Class B shares	Operations, product development, and marketing	September 25, 2024	506(b)
Common Stock Purchase	$25,000	25,000 Class B shares	Operations, product development, and marketing	September 16, 2024	506(b)
Common Stock Purchase	$200,000	300,000 Class B shares	Operations, product development, and marketing	April 16, 2024	506(b)
Common Stock Purchase	$150,716	226,074 Class B shares	Operations, product development, and marketing	February 26, 2024	Regulation Crowdfunding
Common Stock Purchase	$25,000	37,500 Class B shares	Operations, product development, and marketing	February 16, 2024	506(b)
Common Stock Purchase	$50,000	75,000 Class B shares	Operations, product development, and marketing	December 1, 2023	506(b)
Common Stock Purchase	$25,000	37,500 Class B shares	Operations, product development, and marketing	November 30, 2023	506(b)
Common Stock Purchase	$30,016	45,024 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Purchase	$500,000	750,000 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$25,000	37,500 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion	$25,000	37,500 Class B shares	Operations, product	November 17,	506(b)

from Promissory Note			development, and marketing	2023	
Common Stock Conversion from Promissory Note	$25,000	79,428 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$5,060.16	12,048 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$5,060.16	12,048 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Conversion from Promissory Note	$50,400	120,000 Class B shares	Operations, product development, and marketing	November 17, 2023	506(b)
Common Stock Purchase	$25,000	37,500 Class B shares	Operations, product development, and marketing	November 16, 2023	506(b)
Common Stock Purchase	$25,000	37,500 Class B shares	Operations, product development, and marketing	November 14, 2023	506(b)
Common Stock Purchase	$500,000	750,000 Class B shares	Operations, product development, and marketing	November 11, 2023	506(b)
Common Stock Purchase	$335,160	798,000 Class B shares	Operations, product development, and marketing	December 24, 2022	506(b)
Common Stock Purchase	$200,000	794,262 Class B shares	Operations, product development, and marketing	June 30, 2022	506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the

Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Progress Updates

Updates on the status of this Offering may be found at https://invest.musaffa.com/

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.musaffa.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and, in each instance, reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	DocuSigned by: Dilshod Jumaniyazov 6CBAF180193841F...
	(Signature)
	Dilshod Jumaniyazov
	(Name)
	Chief Executive Officer
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

	DocuSigned by: Dilshod Jumaniyazov 6CBAF180193841F...
	(Signature)
	Dilshod Jumaniyazov
	(Name)
	Chief Executive Officer
	(Title)
	2/28/2025
	(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements (unchanged and attached to initial Form C)

See attached Financial Statements.

EXHIBIT B

Form of Security (unchanged and attached to initial Form C)

See attached Subscription Agreement.

EXHIBIT C

Amended and Restated Certificate of Incorporation (unchanged and attached to initial Form C)

See attached Amended and Restated Certificate of Incorporation of the Issuer.

EXHIBIT D

Musaffa CFV, LLC Operating Agreement (unchanged and attached to initial Form C)

See attached Musaffa CFV, LLC Operating Agreement.

EXHIBIT E

Video Transcript (unchanged and attached to initial Form C)

See attached Video Transcript.

EXHIBIT F

Test-the-Waters Communications (unchanged and attached to initial Form C)

See attached Test-the-Waters Communications.

EXHIBIT G

Investor Website Landing Page (unchanged and attached to initial Form C)

See attached Investor Website Landing Page.